Exhibit 10(i)
EXECUTIVE EMPLOYMENT AGREEMENT
THIS AGREEMENT dated as of August 9, 2004 is made between STRATOS GLOBAL CORPORATION, a company incorporated under the laws of Canada and having its head office at Harvey Road, St. John’s, Newfoundland (the “Company”) and Richard Harris (the “Executive”).
RECITALS
(a)	On or about July 23, 2004, the Executive accepted the position of Senior Vice President and Chief Legal Officer on terms set out in a term sheet of that date.

(b)	It was agreed between the Executive and the Company that they would enter into an employment agreement to incorporate the terms set out in the term sheet and address other issues customarily found in Executive Employment Agreements.
               NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1: TERM

1.1 Employment
               The Company shall employ the Executive and the Executive shall perform services on behalf of the Company as its employee as provided herein during the Period of Active Employment.
1.2 Period of Active Employment
               In this Employment Agreement, “Period of Active Employment” shall mean the period beginning on August 9, 2004 and terminating on the date on which the first of the following occurs:
(i)	the termination of the Executive’s employment by the Company for just cause as provided in Article 4.1 hereof;

(ii)	the termination of the Executive’s employment by his resignation pursuant to Article 4.2 hereof;

(iii)	the termination of the Executive’s employment without cause pursuant to Article 4.3 hereof;

(iv)	the termination of the Executive’s employment by reason of a disability of the Executive pursuant to Article 4.4 hereof; or

(v)	the death of the Executive (see Article 4.5).
ARTICLE 2: POSITION
2.1 Capacity and Services
               The Company shall employ the Executive as its Senior Vice President and Chief Legal Officer. As such, the Executive shall perform duties customarily performed by a Senior Vice President and Chief Legal Officer of a corporation engaged in a business similar to that of the Company. The Executive shall perform these duties in accordance with the by-laws of the Company, the instructions of the President and CEO and Company Policy.
2.2 Full time and Attention
               The Executive shall devote substantially all of his working time, attention and energies to the business and affairs of the Company. The Executive agrees not to be employed or engaged in any capacity in promoting, or undertaking or carrying on any other business without the prior consent of the Board of Directors of the Company (“the Board”). The Executive may sit on the Board of Directors of unrelated companies with the consent of the Board which will not unreasonably be withheld, as long as such positions do not place the Executive in a conflict of interest with the business and affairs of the Company or interfere with the carrying out of his duties and responsibilities for the Company. Nothing herein limits the Executive from engaging in civic, political, or charitable activities, so long as such activities do not unreasonably interfere with his services for the Company.

ARTICLE 3: COMPENSATION AND BENEFITS
3.1 Compensation
               The Executive shall receive the remuneration and benefits set out in Schedule “A” attached hereto, which schedule forms part of this Employment Agreement. The Executive will not be entitled to any additional remuneration for being a director of the Company or any of its subsidiaries.
3.2 Changes to Compensation
               The Company will review the Executive’s remuneration and benefits annually in light of the Executive’s performance and market conditions.
ARTICLE 4: TERMINATION
4.1 Termination by the Company for Just Cause
               The Company may immediately terminate the Executive’s employment under this Employment Agreement for just cause by providing written notice to the Executive. If the Company terminates the Executive’s employment for just cause, the Company shall not be obligated to make any further payments under this Employment Agreement except for amounts due to the Executive at the time of termination. In this circumstance, all unvested options are automatically cancelled.
               For these purposes, “just cause’ shall mean Executive’s (a) conviction of a felony or of a crime involving fraudulent conduct, (b) gross misconduct or gross insubordination, (c) repeated and wilful refusal or failure to perform the duties of his position, or (d) wilful breach of any published policy of the Company or of this Employment Agreement; provided, however, that, with respect to subparagraphs (b), (c) and (d) the Company must first send to the Executive written notice of the specific conduct that the Company contends is the basis for a just cause termination and of the specific subparagraph on which it relies, and the Company must provide the Executive at least thirty (30) days in which to cure such alleged grounds, if it is curable.

     The Executive will have 60 days from the date of termination specified in the written notice to exercise any unexercised vested options.
4.2 Termination by Executive
               The Executive may terminate his employment under this Employment Agreement at any time by providing sixty (60) days’ written notice of his intention to do so. On the giving of such notice, the Company shall have the right to elect, in its sole discretion, to terminate the Executive’s employment at any time during this sixty day period by providing the Executive with written notice to that effect. Upon such termination, the Company shall not be obligated to make any further payments under this Employment Agreement, except for amounts due to the Executive to the end of the sixty-day period.
               In this circumstance, all unvested options are automatically cancelled at the end of the sixty-day period and any unexercised vested options must be exercised within 60 days.
4.3 Termination by the Company Without Cause
               The Company may terminate the Executive’s employment at any time without cause by providing the Executive with written notice specifying his last day of active employment (“the date of termination”). In lieu of additional actual notice, the Company will pay to the Executive his monthly gross base salary and 1/12 of his target Short Term Incentive Plan (“STIP”) at the date of termination each month for a period of up to 12 months following the date of termination (“the Notice Period”), subject to the Executive’s obligation to look for alternate employment and to advise the Company when alternate employment is commenced. In the event that the Executive does commence alternate employment prior to the end of the Notice Period, the Company will cease paying salary continuation, will calculate the amount of salary and target STIP that would have been paid during the balance of the Notice Period and will pay in lump sum 50% of that amount, subject to applicable withholdings or deductions. Salary continuance payments will be subject to all applicable withholdings or deductions.
               The Company will also continue all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’s active employment with the Company under the terms of the applicable insuring agreement or plan, for the Notice Period or until the Executive obtains alternate employment, whichever is earliest.
               If the Company terminates the employment of the Executive under this Article 4.3, the Company shall not be obligated to make any further payments under this Agreement, except for amounts due and remaining unpaid at the time of such termination, plus a pro-rata portion of his targeted STIP based on service to his last day of active employment, and payment of the amounts set out in this Article 4.3. Such payments will fully discharge the Company’s obligation to the Executive under applicable employment or labour statutes and laws.
               If the Company terminates the employment of the Executive under this Article 4.3, the Executive will be entitled to immediate vesting of a pro-rata portion of any options that were scheduled to vest within one year of the date of termination under this Article 4.3, calculated by multiplying the number of options that were scheduled to vest during the Notice Period by the number of months from the last vesting date to the date of termination divided by twelve. All other unvested options will be cancelled. All vested, unexercised options must be exercised within 60 days of the date of termination.
4.4 Disability
               If the Company determines that the Executive has suffered a Disability as defined herein, the Company may terminate the Executive’s employment on 90 days’ written notice given to the Executive. The last day of the 90 day period will be the “date of termination” for the purposes of this Article 4.4. “Disability” as used in this Agreement shall mean a physical or mental incapacity that has prevented the Executive from performing the duties customarily assigned to him for a period of one hundred and eighty (180) days, whether or not consecutive, out of any 12 consecutive months, and that in the opinion of the Board, acting on the basis of an independent medical opinion from a duly qualified medical practitioner, is likely to continue to affect the Executive to that same degree. In addition, the Company shall pay to the Executive any base salary and a pro rata portion of his targeted STIP owed in respect of any period of active employment prior to the date of termination and for the 90 day period referred to herein. The pro rata portion of the targeted STIP will be calculated by multiplying the annual targeted

STIP amount by the number of calendar days to the last day of active employment plus 90 days divided by 365.
          In the event of such a termination, all options which have not vested by the end of the 90-day notice period will be cancelled and all unexercised vested options must be exercised within one year of the end of the 90-day notice period.
4.5 Death
          In the event of death, the Executive’s employment shall terminate as if he had tendered his resignation on that day and the Company shall have no further obligations or responsibilities hereunder except to make payments earned but not yet paid to the Executive through the date of his death, plus payment of a pro rata portion of his targeted STIP through the date of termination.
          In this circumstance, all options that have not vested by the date of the Executive’s death will be cancelled, and any unexercised vested options must be exercised within one year of the Executive’s death.
ARTICLE 5: CHANGE OF CONTROL
5.1 Definition
          For the purposes of this Agreement, “Change of Control” shall mean (a) the acquisition of control in law (whether by sale, transfer, merger, consolidation, or otherwise) of Stratos Global Corporation by a third party (that is, the acquisition of control over 50.1% of the issued and outstanding voting shares of the Corporation), or (b) the sale, transfer, or other disposition of all or substantially all (more than 50%) of the assets of the Company to a third party. The percentage of assets sold shall be determined by dividing the book value of the assets sold (determined immediately prior to the sale) by the total book value of the assets of the Company (also determined immediately prior to the sale).

5.2 Termination by the Company after a Change of Control
          If the Executive’s employment is terminated by the Company without cause in the three-year period after a Change of Control, or if the Executive is demoted, relocated to any place outside of the D.C. Metro area, or is required to report to a person who is not the President or CEO of the Company, which changes the Executive in his sole discretion chooses not to accept, the Executive will be entitled to receive, in lieu of the payment provided for in Article 4.3, a lump sum payment in lieu of notice equal to 1.5 times his gross base salary and target STIP at the time of such termination, in addition to base salary and a pro rata portion of his targeted STIP through the date of termination. In addition, the Company will maintain all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’s active employment with the Company under the terms of the applicable insuring agreement or plan, for a period of 1.5 years following such termination or until the Executive obtains alternate employment, whichever is earliest.
          In this circumstance, there will be immediate vesting of all unvested options. All vested options must be exercised within 60 days of the date of termination.
ARTICLE 6: INTELLECTUAL PROPERTY, CONFIDENTIALY AND NON-COMPETITION
6.1 Schedule “B” Obligations
          The Executive agrees to execute and be bound by the Intellectual Property, Confidentiality, Non-Competition and Non-Solicitation Agreement attached as Schedule “B” to this Agreement.
6.2 Return of Documents
          The Executive agrees that all documents (including software and information in machine-readable form) of any nature pertaining to the activities of the Company and its affiliated related associated or subsidiary companies, including the information or materials referred to in Schedule “B” to this Agreement, in the Executive’s possession now or any time during the Period of Active Employment, are and shall be the property of the Company and that all such documents and all copies of them shall be surrendered to the Company whenever requested by the Company.
6.3 Non-disparagement
          The Company agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding the Executive or his performance and shall refrain from making any statements or comments publicly or to members of the investment community relating to the Executive without the prior written approval of the Executive, except as required by applicable laws and regulatory bodies.
ARTICLE 7: MISCELLANEOUS COVENANTS
7.1 Rights and Waivers
          All rights and remedies of the parties are separate and cumulative, and none of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies which either of the parties may have.
7.2 Waiver
          Any purported waiver of any default, breach or non-compliance under this Employment Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Employment Agreement shall not operate as a waiver of that party’s rights under this Employment Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

7.3 Severability
          Any provision of this Employment Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability and shall be severed from the balance of this Employment Agreement, all without affecting the remaining provisions of this Employment Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
7.4 Notices
     (1) Any notice, certificate, consent, determination or other communication required or permitted to be given or made under this Employment Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:

(a)	if to the Company, to:

STRATOS GLOBAL CORPORATION
6901 Rockledge Drive
Suite 900
Bethesda, Maryland 20817
U.S.A.

Attention: JOHN PRENTICE, with a copy to the Chief Executive Officer

Fax: (301)214-2476

b)	if to the Executive, to:

Richard Harris
6901 Rockledge Drive

Suite 900

Bethesda, Maryland 20817
     (2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that the day in either event is a business day and the communication is so delivered, faxed or sent prior to 4:30 p.m. on that day. Otherwise, the communication shall be deemed to have been given and made and to have been received on the next following business day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth business day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.
     (3) Any party may from time to time change its address under this Article 7.4 by notice to the other party given in the manner provided by this Article.
7.5 Successors and Assigns
          This Agreement shall enure to the benefit of, and be binding on, the parties and their respective heirs, administrators, executors, successors and permitted assigns. The Company shall have the right to assign this Employment Agreement to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company provided only that the Company must first require the successor to expressly assume and agree to perform this Employment Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. The Executive by the Executive’s signature hereto expressly consents to such assignment. The Executive shall not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of the Executive’s rights or obligations under this Employment Agreement without the prior consent of the Company, which may be arbitrarily withheld.
7.6 Amendment
          No amendment of this Employment Agreement will be effective unless made in writing and signed by the parties.
7.7 Entire Agreement

          This Employment Agreement and its Schedules constitutes the entire agreement between the parties pertaining to the subject matter of this Employment Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Employment Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Employment Agreement.
7.8 Governing Law
          This Employment Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.
7.9 Headings
          The division of this Employment Agreement into Articles and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Employment Agreement.
ARTICLE 8: SATISFACTION OF ALL CLAIMS
8.1 Full Satisfaction
          The terms set out in this Employment Agreement, provided that such terms are satisfied by the Company, are in lieu of (and not in addition to) and in full satisfaction of any and all other claims or entitlements which the Executive has or may have upon the termination of the Executive’s employment pursuant to Articles 4 or 5 and the compliance by the Company with these terms will affect a full and complete release of the Company and its parent and their respective affiliates, associates, subsidiaries and related companies from any and all claims which the Executive may have for whatever reason or cause in connection with the Executive’s employment and the termination of it, other than those obligations specifically set out in this Employment Agreement. In agreeing to the terms set out in this Employment Agreement, the Executive specifically agrees to execute a formal release document to that effect and will deliver upon request appropriate resignations from all offices and positions with the Company and its parent and their respective affiliated, associated subsidiary or affiliated companies if, as and when requested by the Company upon termination of the Executive’s employment within the circumstances contemplated by this Employment Agreement.
ARTICLE 9: DISPUTE RESOLUTION
9.1 Dispute Resolution:
          Should any disagreement, claim or controversy arise between the Executive and the Company with respect to this Employment Agreement, the termination of this Employment Agreement, or with respect to the rights and obligations of the parties under this agreement or flowing from a termination of the Executive’s employment, such dispute shall be settled by confidential final and binding arbitration to be conducted in accordance with the rules of the American Arbitration Association applicable to employment disputes. Any such arbitration will occur in Bethesda, Maryland before a single Arbitrator.
ARTICLE 10: EXECUTIVE ACKNOWLEDGMENT
10.1 Acknowledgment.
The Executive acknowledges that:

(a)	the Executive has had sufficient time to review this Employment Agreement thoroughly;

(b)	the Executive has read and understands the terms of this Employment Agreement and the obligations hereunder;

(c)	the Executive has been given an opportunity to obtain independent legal advice concerning the interpretation and effect of this Employment Agreement; and,

(d)	the Executive has received a fully executed counterpart copy of this Employment Agreement.
          IN WITNESS WHEREOF the parties have executed counterpart copies of this Employment Agreement.

/s/ John D. Prentice		/s/ Richard Harris

Witness		Richard Harris

STRATOS GLOBAL CORPORATION

/s/ Denise Johnson	By:	/s/ Jim Parm

Witness	Jim Parm
President and CEO

SCHEDULE “A” TO THE EMPLOYMENT
AGREEMENT OF RICHARD HARRIS
REMUNERATION AND BENEFITS
1. Gross Base Salary. The Executive will receive an annual gross base salary in the amount of $225,000 USD, subject to the provisions of Article 3 of the Employment Agreement.
2. Short Term Incentive Plan. The Executive will be eligible for short-term incentive payment at target of 50% of his gross base salary. For calendar year 2004, STIP will be pro-rated based on the period between August 9 and December 31, 2004 and:
(i)	75% of the STIP payment will be awarded based on the Company’s achievement of its corporate financial goals; and

(ii)	25% will be awarded based on the Executive’s achievement of personal objectives.
Moreover,
(a)	no bonus will be paid unless 80% of the financial results are attained;

(b)	at 80% attainment, 50% of the financial results component of the target will be paid;

(c)	at 100% attainment, 100% of the financial results component of the target will be paid;

(d)	at 120% attainment or greater, 150% of the financial results component of the target will be paid; and

(e)	pro-rating will apply between levels of attainment.
Thereafter, the Board of Directors will decide on the applicable structure, threshold and opportunities for future years.
2.1	In calendar year 2004, for the corporate financial component, 100% payment of the 75% is based on the Company’s 100% attainment of financial goals, as set out on an annual basis by the Board. The 100% is currently weighted as follows: revenue (25%), EBITDA (50%) and Net Income (25%).

The personal objectives component will be based on the achievement of personal objectives as approved by the Board. The Board will determine the level of attainment and the pay-out.

2.2	The financial results and the personal objectives components for each fiscal year are to be submitted by the Executive to the appropriate committees of the Board for review and final determination or approval by the Board by January 31 of each year. In the event that either or both of the components are not submitted and/or approved by mid-February, the determination of these components must be set by the Board. The Board’s decision with respect to the financial results components and the personal objectives components in any calendar year is final. The financial results component will be adjusted for overlays for acquisitions, divestitures, financings and other significant unusual transactions as approved by the Board at the time of the transaction.

3.1	Long Term Incentive Plan. In connection with his appointment to the position of Senior Vice President and Chief Legal Officer on or about August 9, 2004, the Executive received an option grant of 46,000 options at a price of $7.44 USD. One third of these options will vest on each of the first, second and third anniversary dates following the date of the grant. These options will expire 7 years from the date on which they were granted.

3.2	Thereafter, on an annual basis, the Board will make a market competitive option grant or provide equivalent long term incentive compensation to the Executive taking into account the Board’s assessment of the Executive’s performance and market conditions. In this clause, “Market competitive option grant” means a grant that is comparable to grants made to similarly situated Executives in companies of similar size.

3.3	The Executive will act in accordance with the Company’s Share Retention Policy for the Chief Legal Officer position when options are exercised.

4.	Other Elements of Compensation. The Executive’s annual compensation package shall also include:
(a)	up to $18,000 USD per annum for executive benefits, including the use of a car and other bona fide expenses for which receipts are provided, e.g. club memberships and personal entertainment;

(b)	participation in the Company’s standard U.S. pension and medical and life insurance programs, including group medical benefits, group life insurance and disability insurance, in accordance with the terms of the Company’s existing group health and insurance plan; and

(c)	four weeks’ vacation annually.

5.	Expenses Incidental to Employment. The Company shall reimburse the Executive in accordance with its normal policies and practice for his travel and other expenses or disbursements reasonably and necessarily incurred or made in connection with the Company’s business.

6.	Deductions. All payments by the Company to the Executive are subject to all necessary deductions and withholdings.

SCHEDULE “B” TO THE EMPLOYMENT
AGREEMENT OF RICHARD HARRIS
INTELLECTUAL PROPERTY, CONFIDENTIALITY, NON-COMPETITION and
NON-SOLICITATION AGREEMENT
For and in consideration of the employment of Richard Harris (“Harris”) by Stratos Global Corporation (“Stratos”) as its Senior Vice President and Chief Legal Officer, Harris agrees as follows:
1.
Harris shall disclose immediately to Stratos all discoveries, inventions and developments to any intellectual property or any improvements to any discoveries or inventions and developments to any intellectual property made, conceived or first reduced to practice by Richard Harris, either solely or jointly with others, during his employment at Stratos which in any way relates to the existing or contemplated scope of Stratos’ business or logical extension thereof. At the expense of Stratos, and when requested (either during or subsequent to the contract), Harris shall promptly execute patent application papers, assignments, and any other documents necessary and do all he thinks necessary to protect such discoveries, inventions, or improvements and assigns all rights respecting such discoveries, inventions, or improvements to Stratos.

2.
Harris acknowledges that as Senior Vice President and Chief Legal Officer, and in any other position as he may be appointed to, Harris is a fiduciary and will acquire information about certain matters and things which are confidential to Stratos (which, for the purpose of this Schedule B, includes its subsidiaries and affiliated companies) which information is the exclusive property of Stratos including, but not limited to, all information in respect of:

3.	financial information;

4.	marketing, pricing and sales policies, techniques and concepts;

5.	business strategies, plans and objectives;

6.	product design and manufacturing information; and

7.	trade secrets.
3.
Harris acknowledges that the information referred to in paragraph 2 of this Schedule B and any other confidential information could be used to the detriment of Stratos. Accordingly, Harris undertakes, covenants and agrees to treat confidentially all such information and to not disclose any such information to any third party, or use for the benefit of himself or any third party, either during his employment with Stratos, except as may be necessary in the proper discharge of his employment under this agreement, or after the date of termination of Harris’ employment, however caused, except with the prior written approval of Stratos, unless Harris can reasonably prove on the balance of probabilities that the information was either (i) in the public domain, or (ii) was previously disclosed by Stratos without restriction on its use.

4.
Without in any way limiting Harris’ fiduciary obligations to Stratos, Harris agrees that for a period of one year after his Period of Active Employment ends (the “Non-Competitive Period”), Harris will not:

(i)
directly or indirectly, become financially interested in, be employed by in a similar capacity, or render any consultation or business advice with respect to, any business that is materially competitive with Stratos in the business of the retail distribution of remote mobile and fixed communication services to the same customers serviced by Stratos (the Business”) other than as a passive investor in a publicly traded corporation of which he owns not more than five percent (5%) of the outstanding shares;

(ii)
solicit any Stratos customer with whom he has had material business contact in the 2 year period prior to the end of his active employment to remove its business from or reduce its business with Stratos;

(iii)	take any action that will impair relations with customers and suppliers of Stratos; or

(iv)	solicit any employee of Stratos to terminate his/her employment or hire any employee of Stratos.

Harris acknowledges that the Business is conducted globally, and that the territorial and time limitations set forth in this Paragraph 4 are reasonable and properly required for the adequate protection of the Business of Stratos. In the event any such territorial or time limitation is deemed to be unreasonable by a court of competent jurisdiction, Harris agrees to the reduction of the territorial or time limitation to the area or period which such court shall consider reasonable.

Any failure by Harris to comply with the provisions of this Paragraph 4 shall relieve Stratos of any of its obligations pursuant to the Employment Agreement.

5.
During the Non-Competitive Period, Harris further agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding Stratos or its officers, directors, personnel, business or affiliates, and shall refrain from making any statements or comments publicly or to members of the investment community without the prior written approval of Stratos, except as required by applicable law.

6.
Harris understands and agrees that Stratos may suffer irreparable harm in the event that Harris breaches any of Harris’ obligations under this Schedule B and that monetary damages shall be inadequate to compensate Stratos for such breach. Accordingly, Harris agrees that, in the event of a breach or threatened breach by Harris of any of the provisions of this Schedule B, Stratos shall, in addition to and not in limitation of any other rights, remedies or damages available to Stratos at law or in equity, be entitled to an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by Harris, or by any or all of Harris’ partners, co-venturers, employers, employees, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with Harris.

7.
If any portion of the restrictions set forth in this Schedule B should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not be adversely affected.

8.	Each of the parties acknowledges and agrees that the restrictions contained in this Schedule B are reasonable and valid and all defences to their strict enforcement are waived by each party.

9.	The provisions of this Schedule B shall survive the termination of this Employment Agreement and shall be binding upon the parties after Harris ceases to be an employee of Stratos.

John D. Prentiss	/s/ Richard Harris

WITNESS	Richard Harris

DATE: Aug 10, 2004